

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

Matthew Simpson
Chief Executive Officer
Brazil Potash Corp.
198 Davenport Road
Toronto, Ontario, Canada, M5R 1J2

      Re: **Brazil Potash Corp.**
                Registration Statement on Form F-1
                Exhibit Nos. 10.36, 10.37, 10.38 and 10.41
                Filed August 20, 2024, as amended
                File No. 333-281663

Dear Matthew Simpson:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                Sincerely,

                Division of Corporation Finance
                Office of Energy and Transportation